March 27th, 2013

VIA EDGAR

United States Securities and Exchange Commission

Re:	Northern Dynasty Minerals Ltd. (the "Company")

Annual Report on Form 40-F

Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2012, (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”).

I, Tysen Hantelmann, P.Eng , hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

•                      Preliminary Assessment of the Pebble Project, Southwest Alaska dated February 17, 2011 and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

“Original document signed and sealed by Tysen Hantelmann”
Tysen Hantelmann